Final Terms
Registration Statement No. 333-131266
Dated January 25, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Interest Rates

Senior Fixed Rate Notes due 2027
Global Medium Term Notes, Series F

F I N A L T E R M S – J a n u a r y 2 5, 2 0 0 7
Issuer:	Morgan Stanley
Issue price:	100%
Pricing date:	January 25, 2007
Settlement date (original issue date):	February 16, 2007
Maturity date:	February 16, 2027
Aggregate principal amount:	$15,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Principal protection:	100%
Stated principal amount:	$1,000
Denominations:	$1,000 / $1,000
CUSIP:	61745EUF6
Interest accrual date:	February 16, 2007
Interest rate:	6.00%
Interest payment period:	Semi-annually
Interest payment dates:

Each February 16 and August 16, beginning August 16, 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day; provided further that no adjustment will be made to any interest payment made on any succeeding business day.

Day-count convention:	30/360
Redemption:

Beginning February 16, 2010, we have the right to call all of these notes on any interest payment date and pay to you 100% of the par value of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to call the notes, we will give you notice at least 5 calendar days before the call date specified in the notice.

Redemption percentage at redemption date:	100%
Redemption dates:	February 16, 2010 and each February 16 and August 16 thereafter.
Payment currency:	USD
Trustee:	The Bank of New York (as success or trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	The Bank of New York
Book-entry or certificated note:	Book-entry
Business day:	New York
Proceeds to company:	98.50%
Underwriter’s discounts/commissions:	1.50%
Agent:	Morgan Stanley & Co. Incorporated
Listing:	None

The basic features of these Notes are described in the sections of the Prospectus called “Description of Debt Securities - Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes”, subject to and as modified by the provisions described below.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.

You may access these documents on the SEC web site at www.sec.gov as follows:
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006